UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 6, 2023

Blue Ocean Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41112	98-1593951
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2 Wisconsin Circle, 7th Floor Chevy Chase, MD	20815
(Address of principal executive offices)	(Zip Code)

(240) 235-5049

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	BOCNU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BOCN	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	BOCNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On June 6, 2023, Blue Ocean Acquisition Corp, a Cayman Islands exempted company (the “Company”), entered into an agreement and plan of merger (the “Merger Agreement”) with The News Lens Co., Ltd., a Cayman Islands exempted company (“TNL”), and TNL Mediagene, a Cayman Islands exempted company and wholly owned subsidiary of TNL (“Merger Sub”). On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of TNL (the “Merger”).

At the closing of the Transactions (the “Closing”), by virtue of the Merger, outstanding shares and warrants of the Company will be canceled and converted into the right to receive equivalent shares and warrants of TNL, and TNL is expected to be the publicly traded company with its ordinary shares and warrants listed on The Nasdaq Stock Market LLC (“Nasdaq”).

Agreement and Plan of Merger

Pre-Merger Transactions

On the terms and subject to the conditions set forth in the Merger Agreement, immediately prior to the effective time of the Merger (the “Effective Time”):

(1)	TNL will effect certain capital restructuring transactions (the “Recapitalization”), including, adopting the amended and restated memorandum and articles of association of TNL and effecting a reverse share split of ordinary shares of TNL (“TNL Ordinary Shares”) into a number of TNL Ordinary shares calculated in accordance with the terms of the Merger Agreement such that the equity value per TNL Ordinary Share on a fully diluted basis will be $10.00 per share, based on a valuation of the Company of approximately $275 million;

(2)	each Class B ordinary share, par value $0.0001 per share, of the Company (“Company Class B Shares”), other than any Company Class B Shares forfeited in accordance with the Amended Letter Agreement (as defined below), issued and outstanding immediately prior to the Effective Time will be automatically converted into one Class A ordinary share, par value $0.0001 per share, of the Company (“Company Class A Shares”); and

(3)	each one Company Class A Share and one-half of a public warrant comprising each issued and outstanding unit of the Company immediately prior to the Effective Time will be automatically separated.

The Merger

On the terms and subject to the conditions set forth in the Merger Agreement, on the closing date, Merger Sub will merge with and into the Company. Following the Effective Time, the separate existence of Merger Sub will cease and the Company will continue as the surviving entity of the Merger and will succeed to and assume all the rights and obligations of Merger Sub. The Closing will occur as promptly as practicable, but in no event later than two business days, after the satisfaction or, if permissible, waiver of the conditions to the completion of the Merger set forth in the Merger Agreement.

At the Effective Time:

●	each Company Class A Share issued and outstanding as of immediately prior to the Effective Time (other than shares in respect of which the holder thereof has validly exercised his, her or its shareholder redemption right in connection with the Transactions and any shares held in the treasury of the Company) will be converted automatically into the right to receive one TNL Ordinary Share and will no longer be outstanding; and

●	each issued and outstanding warrant of the Company sold to the public and in a private placement in connection with the Company’s initial public offering, other than the Forfeited Warrants (as defined below) forfeited pursuant to the Amended Letter Agreement, will automatically and irrevocably be assumed by TNL, pursuant to the terms of the Restated Warrant Agreement (as defined below) to be entered into at the Closing between the Company, TNL and the warrant agent, and will, by their terms, automatically entitle the holders thereof to purchase TNL Ordinary Shares.

Representations, Warranties and Covenants

The Merger Agreement contains representations and warranties made by TNL and Merger Sub to the Company relating to a number of matters, including the following: corporate organization; subsidiaries; due authorization; no conflict; governmental authorities and consents; capitalization; financial statements and records; absence of certain changes; undisclosed liabilities; litigation and proceedings; compliance with laws; contracts; no defaults; company benefit plans; labor matters; tax matters; real property; title to assets; intellectual property and IT security; brokers’ fees; environmental matters; and insurance.

The Merger Agreement contains representations and warranties made by the Company to TNL and Merger Sub relating to a number of matters, including the following: corporate organization; due authorization; no conflict; litigation and proceedings; governmental authorities and consents; trust account; brokers’ fees; Securities and Exchange Commission (“SEC”) reports; financial statements; Sarbanes-Oxley; undisclosed liabilities; compliance with laws; business activities; tax matters; capitalization; Nasdaq listing; material contracts; no defaults; related party transactions; status under the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012; absence of certain changes; extension of the date by which the Company must consummate a Business Combination in accordance with its amended and restated memorandum and articles of association; opinion of financial advisor; and due diligence investigations.

The representations and warranties made in the Merger Agreement will not survive the Closing.

The Company and TNL have agreed to customary covenants of the parties with respect to business operations prior to consummation of the Merger and efforts to satisfy conditions to the consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, customary to special purpose acquisition companies, including, among others, (x) covenants providing for the Company and TNL to cooperate in the preparation of a registration statement on Form F-4 of TNL and proxy statement of the Company required to be prepared in connection with the Merger (the “Registration Statement”), including TNL delivering the financial statements required to be included in the Registration Statement; (y) a covenant obligating the Company to use its reasonable best efforts to cause the approval of amendments to the amended and restated memorandum and articles of association of the Company and extension of the date by which the Company must consummate a Business Combination in accordance with its amended and restated memorandum and articles of association until June 7, 2024; and (z) a covenant obligating the Company to, and to cause its affiliates to, use reasonable best efforts to secure, on terms reasonably acceptable to the Company and TNL, private investments in the Company in the form of the purchase of equity or the purchase of other securities of the Company or indebtedness including convertible indebtedness of the Company (a “PIPE Financing”). The Company and TNL have also agreed to exclusivity covenants prohibiting the Company and TNL from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions until the earlier of Closing or termination of the Merger Agreement.

Conditions to Closing

The consummation of the Merger is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including, among other things: (1) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Merger; (2) the receipt of the required approvals by the Company’s shareholders and TNL’s shareholders; (3) the approval for listing of TNL Ordinary Shares, warrants of TNL and TNL Ordinary Shares underlying the warrants of TNL to be issued in connection with the Merger on the Nasdaq Stock Market LLC; (4) the effectiveness of the Registration Statement; and (5) the completion of the Recapitalization in accordance with the terms of the Merger Agreement and TNL’s organizational documents. In addition, TNL also has the right to not consummate the Merger in the event that, as of the Effective Time, after giving effect to the exercise of redemption rights by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association, funds in the Company’s trust account, plus the amount of all cash and cash equivalents of TNL as of immediately prior to the Closing in excess of $4,600,000, plus amounts received by TNL from any PIPE Financing prior to or concurrently with the Closing, and less the sum of all unpaid and accrued transaction costs of the parties, do not equal or exceed $20,000,000.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers, including: (1) by mutual written consent of the Company and TNL; (2) by either the Company or TNL if any law or governmental order is in effect that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger; (3) by either the Company or TNL if the Merger has not occurred by 11:59 p.m., Taipei time, on June 7, 2024 (the “Termination Date”); (4) by either the Company or TNL upon a breach of or failure to perform any representations, warranties, covenants or other agreements set forth in the Merger Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured within the earlier of 45 days’ following the receipt of notice from the non-breaching party and five business days prior to the Termination Date; (5) by either the Company or TNL if the Company shareholder approval or TNL shareholder approval is not obtained at their respective shareholder meetings; or (6) by TNL if the Company fails to obtain the approval of an extension of the time to consummate a business combination from its shareholders.

The foregoing description of the Merger Agreement and the Merger is not complete and is subject to, and qualified in its entirety by, reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Company, TNL or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Certain Related Agreements

The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Amended Sponsor Letter Agreement

In connection with the Merger Agreement, the Company, Blue Ocean Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Apollo SPAC Fund I, L.P., a fund managed by affiliates of Apollo Global Management, Inc. (“Apollo”), and certain insiders (the “Insiders”) and other shareholders (the “Other Investors”) of the Company have entered into an amended and restated letter agreement (the “Amended Letter Agreement”), pursuant to which the Sponsor, Apollo and such Insiders and Other Investors agreed, among other things, to vote in favor of the adoption of the Merger Agreement and the Transactions, including the Business Combination and the Merger, and each other proposal related to the Business Combination included on the agenda for the meeting of Company shareholders relating to the Merger, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby, not to redeem any of their shares, and to waive their respective anti-dilution rights with respect to their Company Class B Shares in connection with the consummation of the Transactions.

Pursuant to the Amended Letter Agreement, among other things, each of the Sponsor, Apollo, the Insiders and the Other Investors agreed that the TNL Ordinary Shares issuable as part of the agreed Merger consideration in exchange for the 4,743,750 Company Class B Shares owned by the Sponsor, Apollo and the Insiders and the Other Investors (such TNL Ordinary Shares, the “Earn-Out Shares”) shall be issued at the times and subject to the conditions as follows and set forth therein:

●	50% of such Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (1) a change of control of TNL; or (2) the date that is the 18-month anniversary of the Closing; and

●	the remaining 50% of the Earn-Out Shares will be issued upon the first to occur of any of the following after the Closing: (a) a change of control of TNL; (b) if revenues reported by TNL during any trailing 12-month period equal or exceed $77.5 million in aggregate (inclusive of any and all acquisitions consummated by TNL after the Closing); or (c) the date that is the three-year anniversary of the Closing.

Furthermore, the Sponsor, Apollo and each Insider and Other Investor agreed that it will not transfer, to the extent such Earn-Out Shares have been issued, (a) 50% of its Earn-Out Shares until the earlier of (1) one year after the Closing or (2) (i) if the closing price of TNL Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) the date after the Closing on which TNL completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of TNL’s shareholders having the right to exchange their TNL Ordinary Shares for cash, securities or other property, and (b) 50% of its Earn-Out Shares, until two years after the Closing.

In addition, pursuant to the Amended Letter Agreement, the Sponsor and Apollo agreed to forfeit an aggregate of 750,000 private placement warrants (the “Forfeited Warrants”) held by them (in a pro rata amount based on the relative number held by each) at the Closing.

The foregoing description of the Amended Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended Letter Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

TNL Shareholder Lock-Up and Support Agreement

In connection with the Merger Agreement, TNL, the Company and certain shareholders of TNL (the “TNL Holders”) entered into a lock-up and support agreement (the “Shareholder Lock-Up and Support Agreement”), pursuant to which, among other things, the TNL Holders agreed: (1) to vote in favor of the TNL proposals at the relevant meetings to be convened by TNL in order to seek the TNL approvals, and to vote against any competing business combination proposal and any other proposal that would reasonably be expected to impede, frustrate or delay the Merger; and (2) not to transfer, other than to affiliates or other TNL Holders, any of such TNL Holder’s securities prior to the consummation of the Merger or termination of the Merger Agreement in accordance with its terms. In addition, the TNL Holders agreed to a covenant prohibiting, subject to certain customary exceptions, the TNL Holders from selling, transferring or otherwise disposing of any TNL Ordinary Shares and TNL options to purchase any ordinary shares, par value $0.00001 per share of TNL pursuant to TNL’s Share Incentive Plan adopted effective as of June 15, 2015 (including any TNL Ordinary Shares issuable upon the exercise of such TNL options) held by such TNL Holders immediately after the Closing until 180 days after the Closing.

The foregoing description of the Shareholder Lock-Up and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Lock-Up and Support Agreements, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 and the terms of which are incorporated by reference herein.

Registration Rights Agreement

Upon consummation of the Merger, the Company, TNL, the Sponsor, and certain existing shareholders of the Company and TNL will enter into a registration rights agreement (the “Registration Rights Agreement”) containing customary registration rights for the Sponsor and other shareholders of the Company and TNL. Pursuant to the Registration Rights Agreement, holders of registrable securities of TNL will be entitled to make up to three demands that TNL register such securities and an additional two demands that TNL register the Earn-Out Shares. In addition, holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Merger. The Registration Rights Agreement also provides that TNL will pay certain expenses related to such registrations and indemnify securityholders against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to TNL or the Company’s securities, and all such prior agreements shall be terminated.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Exhibit C to the Merger Agreement.

Restated Warrant Agreement

Immediately prior to the Closing, the Company, TNL and Continental Stock Transfer & Trust Company (“Continental”) will enter into an assignment, assumption and amended and restated warrant agreement (the “Restated Warrant Agreement”), pursuant to which the Company will assign to TNL all of its rights, interests, and obligations in and under the Warrant Agreement, dated December 2, 2021, by and between the Company and Continental, and the terms and conditions of such Warrant Agreement shall be amended and restated to, among other things, reflect the assumption of the public and private placement warrants of the Company by TNL.

The foregoing description of the Restated Warrant Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Restated Warrant Agreement, the form of which is attached as Exhibit E to the Merger Agreement.

Item 7.01 Regulation FD Disclosure.

On June 6, 2023, the Company issued a press release announcing the execution of the Merger Agreement and a press release announcing the cancellation of the extraordinary general meeting postponed to June 6, 2023 at 2:00 p.m., Eastern Time, each of which is furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “Securities Act”) and section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that are based on beliefs and assumptions and on information currently available to TNL and the Company. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions that are predictions or indicated future events or prospects, although not all forward-looking statements contain these words. Such statements may include, but are not limited to, statements regarding the TNL and the Company business combination that is expected to result in TNL becoming a publicly traded company. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of TNL and the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of TNL and the Company caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by TNL with the SEC and other documents filed by TNL or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither TNL nor the Company can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to a failure to obtain approval from the Company’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of an event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by the Company’s public shareholders, costs related to the transaction, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by TNL with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for the year ended December 31, 2022, of the Company and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither TNL or the Company presently know or the TNL and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL, the Company, their respective directors, officers or employees or any other person that TNL or the Company will achieve their objectives and plans in any specified time frame, or at all. These statements are based on current expectations on the date of this communication and involve a number of risks and uncertainties that may cause actual results to differ significantly. TNL and the Company do not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, TNL will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to TNL’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of the Company to vote on the proposed transaction. Shareholders of the Company and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about the Company, TNL and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholder of the Company as of the record date to be established for voting on the proposed transaction. Once available, shareholders of the Company will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

TNL and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and officers of the Company and their ownership is set forth in the Company’s filings with the SEC, including its Form 10-K for the year ended December 31, 2022, and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 2 Wisconsin Circle, 7th Floor, Chevy Chase, MD 20815.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of any offer to buy any securities of TNL or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of June 6, 2023, among The News Lens Co., Ltd., TNL Mediagene and Blue Ocean Acquisition Corp
10.1*	Amended Letter Agreement, dated as of June 6, 2023, among Blue Ocean Acquisition Corp, Blue Ocean Sponsor LLC, Apollo SPAC Fund I, L.P. and the other shareholders party thereto
10.2*	Shareholder Lock-Up and Support Agreement, dated as of June 6, 2023, among The New Lens Co., Ltd., Blue Ocean Acquisition Corp and the shareholders party thereto
99.1	Press release, dated June 6, 2023
99.2	Press release, dated June 6, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. TNL agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue Ocean Acquisition Corp

Date: June 6, 2023	By:	/s/ Richard Leggett
Richard Leggett
Chief Executive Officer